Exhibit 99.1

DHT Holdings Completes Private Placement of Equity

HAMILTON, BERMUDA — December 2, 2013 — DHT Holdings, Inc. (“DHT”) (NYSE: DHT) announced today that it has completed its previously announced private placement of approximately $110 million of its equity to institutional investors, consisting of 13,400,000 shares of common stock and 97,579 shares of preferred stock. The private placement generated net proceeds to DHT of approximately $107 million, which DHT expects to use for general corporate purposes, including to pursue vessel acquisitions.

The common stock and preferred stock sold in this private placement have been offered only to certain institutional investors in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).  Neither the common stock nor the preferred stock has been registered under the Securities Act or any state or other securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state securities laws.  The Securities and Exchange Commission has not passed upon the merits of or given its approval to the common stock or the preferred stock, the terms of the private placement or the accuracy or completeness of any private placement materials.  The common stock and the preferred stock sold in the private placement are subject to legal and contractual restrictions on transfer.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company operating a fleet of four VLCCs, two Suezmaxes and two Aframaxes.  Additional information regarding DHT, including our financial reports, can be found at www.dhtankers.com.

Forward Looking Statements

This press release may contain assumptions, expectations, projections, intentions and beliefs about future events.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect DHT’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent DHT’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  Investing in DHT’s securities involves risk, and investors should be able to bear the loss of their investment.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to DHT’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 29, 2013.

DHT undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and DHT’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +1 441 229 4912 and +47 412 92 712
E-mail: eu@dhtankers.com